Exhibit 4.17

ADDENDUM TO

Option Agreement and Membership Interest Purchase Agreement

December 1, 2021

This Addendum (“Addendum”) to the Option to Purchase a Controlling Interest, dated February 4, 2021 (“Option to Purchase”) and the Membership Interest Purchase Agreement (“MIPA”), dated May 1, 2021 is made by and between David Pleitner (“David”) and Canopy Management, LLC, a Michigan limited liability company or its assignee (“Canopy”), with respect to the following facts and circumstances:

RECITALS

WHEREAS, Canopy and David entered into the MIPA, wherein Canopy agreed under Section 1.02 Purchase Price to abide by certain requirements as set forth in Section 4 of the Option to Purchase.

WHEREAS, under Section 3 of the Option to Purchase, Canopy elected to extend the Installment Payment $260,000 payment under Section 3(b) and extend the due date of the Installment Payment, $100,000 under Section 3(d).

WHEREAS, under Section 4 of the Option to Purchase, Canopy had not made the required $260,000 Installment Payment, as extended, under Section 3(b) and 3(c) of the Option to Purchase.

WHEREAS, David is willing to forego the remedies available to David under the Option to Purchase, and to modify the terms of the Option to Purchase and MIPA as set forth below in exchange for the consideration provided by Canopy to David set forth below.

NOW, THEREFORE, IT IS UNDERSTOOD AND AGREED BETWEEN THE PARTIES AS FOLLOWS:

1.	Canopy and David have agreed to extend Installment Payment ($260,000) and Installment Shares (200,000) due under Section 3(b) of the Option to Purchase, as previously extended under Section 3(c). The Installment Payment shall be extended until December 31, 2024 (“Maturity Date”), provided that, in consideration for such extension, Canopy shall A) pay to David interest only payments at a rate of 18% per annum on any unpaid portion of the Installment Payment ($260,000), until the earlier of the Maturity Date or the amount extended under this Section 1 has been paid in full and B) cause to be issued to David the Installment Shares of common stock of GRIN by May 15, 2022 free and clear of any liens or encumbrances (other than any restrictions under federal, state, or provincial securities laws).

2.	Canopy and David have agreed to extend the Installment Payment ($100,000) due under Section 4(a) of the Option to Purchase, as previously extended under Section 3(d). The Installment Payment ($100,000) shall be extended to the Maturity Date, provided that, in consideration of such extension, Canopy shall pay to David interest only payments at a rate of 18% per annum on any unpaid portion of the Installment Payment ($100,000), until the earlier of the Maturity date or the amount extended under this Section 2 has been in paid in full.

3.	Canopy shall have the right to prepay either or both of the Installment Payments, in part or full at any time. Interest will continue to accrue on balances after partial prepayments.

All other terms and conditions of the Option to Purchase and the MIPA remain in full force and effect

Signatures on following page

ADDENDUM TO OPTION TO PURCHASE AND MIPA

IN WHITNESS WHEREOF, the parties hereto have executed this Addendum on the day and year first above written.

Company:

Canopy Management, LLC

By:	/s/ Obie Strickler
	Name:	Obie Strickler
	Title:	Manager

Accepted by David:

/s/ David Pleitner
David Pleitner

ADDENDUM TO OPTION TO PURCHASE AND MIPA